SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No.     )*

Estre Ambiental, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G3206V100

(CUSIP Number)

December 21, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3206V100		13G

1.	Names of Reporting Persons Boulevard Acquisition Sponsor II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,851,365

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,851,365

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,851,365*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 11.4%*

12.	Type of Reporting Person (See Instructions) OO

* Represents ordinary shares, par value $0.0001 per share, of the Issuer underlying warrants which are held directly by Boulevard Acquisition Sponsor II, LLC and indirectly by Marc Lasry, Sonia E. Gardner and Stephen S. Trevor, who are the managers of Boulevard Acquisition Sponsor II, LLC. Each of Mr. Lasry, Ms. Gardner and Mr. Trevor disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

CUSIP No. G3206V100		13G

1.	Names of Reporting Persons Marc Lasry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,851,365

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,851,365

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,851,365*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 11.4%*

12.	Type of Reporting Person (See Instructions) IN

* Represents ordinary shares, par value $0.0001 per share, of the Issuer underlying warrants which are held directly by Boulevard Acquisition Sponsor II, LLC and indirectly by Marc Lasry, Sonia E. Gardner and Stephen S. Trevor, who are the managers of Boulevard Acquisition Sponsor II, LLC. Each of Mr. Lasry, Ms. Gardner and Mr. Trevor disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

CUSIP No. G3206V100		13G

1.	Names of Reporting Persons Sonia E. Gardner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,851,365

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,851,365

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,851,365*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 11.4%*

12.	Type of Reporting Person (See Instructions) IN

* Represents ordinary shares, par value $0.0001 per share, of the Issuer underlying warrants which are held directly by Boulevard Acquisition Sponsor II, LLC and indirectly by Marc Lasry, Sonia E. Gardner and Stephen S. Trevor, who are the managers of Boulevard Acquisition Sponsor II, LLC. Each of Mr. Lasry, Ms. Gardner and Mr. Trevor disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

CUSIP No. G3206V100		13G

1.	Names of Reporting Persons Stephen S. Trevor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,851,365

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,851,365

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,851,365*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 11.4%*

12.	Type of Reporting Person (See Instructions) IN

* Represents ordinary shares, par value $0.0001 per share, of the Issuer underlying warrants which are held directly by Boulevard Acquisition Sponsor II, LLC and indirectly by Marc Lasry, Sonia E. Gardner and Stephen S. Trevor, who are the managers of Boulevard Acquisition Sponsor II, LLC. Each of Mr. Lasry, Ms. Gardner and Mr. Trevor disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

CUSIP No. G3206V100	13G

Item 1(a).	Name of Issuer: Estre Ambiental, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor, Itaim Bibi, São Paulo, 04543-900 – SP, Brazil.

Item 2(a).

Name of Person Filing:
This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)                                   Boulevard Acquisition Sponsor II, LLC (“Boulevard Sponsor”)

(ii)                                Marc Lasry

(iii)                             Sonia E. Gardner

(iv)                             Stephen S. Trevor

Item 2(b).	Address of Principal Business Office or, if none, Residence: The principal business address of each of the Reporting Persons is 399 Park Avenue, 6th Floor, New York, NY 10022.
Item 2(c).	Citizenship: Boulevard Sponsor is a Delaware limited liability company and each of Mr. Lasry, Ms. Gardner and Mr. Trevor are citizens of the United States of America.
Item 2(d).	Title of Class of Securities: Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”).*

*The Ordinary Shares are the class of securities of the Issuer registered pursuant to the Securities Exchange Act of 1934, as amended. The Reporting Persons own warrants to purchase 5,851,365 Ordinary Shares (the “Warrants”) as well as 5,027,258 Class B shares of the Issuer, par value $0.0001 per share (the “Class B Shares”). As a result of the consummation of the business combination (the “Business Combination”) on December 21, 2017 by and among the Issuer, formerly known as Boulevard Acquisition Corp II Cayman Holding Company, Estre USA Inc., formerly known as Boulevard Acquisition Corp. II (“Estre USA”) and Estre Ambiental S.A., each Warrant will become exercisable for one Ordinary Share beginning on January 29, 2018, at a price of $11.50 per share. In connection with the closing of the Business Combination, the holders of Class B common stock, par value $0.0001 per share, of Estre USA (“Class B Common Stock”) received Class B Shares on a one-for-one basis. The Class B Shares provide for voting rights only and no economic rights.  On December 21, 2018, the holders of Class B Common Stock will be entitled to exchange their shares of Class B Common Stock for Ordinary Shares (on a share-for-share basis) and, upon such exchange, an equal number of Class B Shares held by the exchanging shareholder will be automatically surrendered to the Issuer for no consideration.

CUSIP No. G3206V100	13G

Item 2(e).	CUSIP Number: G3206V100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Not Applicable.
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1. Disclosure for each Reporting Person:
	(a)	Amount beneficially owned: 5,851,365 Ordinary Shares
	(b)	Percent of class: 11.4%
	(c)	Number of shares as to which the person has:

CUSIP No. G3206V100	13G

	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 5,851,365 Ordinary Shares
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 5,851,365 Ordinary Shares

Boulevard Sponsor holds Warrants to purchase 5,851,365 Ordinary Shares, which represent 11.4% of the total Ordinary Shares issued and outstanding as of December 21, 2017, based on an aggregate of 45,636,732 Ordinary Shares, outstanding as of December 21, 2017, as reported in the Report of the Issuer on Form 6-K that was filed with the Securities and Exchange Commission on December 28, 2017.

As a result of the Business Combination, each Warrant will become exercisable beginning on January 29, 2018 and will expire on December 21, 2022 or earlier upon redemption or liquidation. Each Warrant entitles the holder thereof to purchase one Ordinary Share at a price of $11.50 per share. Ordinary Shares issuable upon exercise of the Warrants are included in the number of Ordinary Shares beneficially owned by the Reporting Persons as set forth above. The Warrants (including the Ordinary Shares issuable upon exercise of the Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until December 21, 2017 (except, among other limited exceptions, to officers and directors of the Issuer and other persons or entities affiliated with the Reporting Persons), and they are not redeemable by the Issuer so long as they are held by the Reporting Person or its permitted transferees.

In connection with the closing of the Business Combination, the holders of Class B Common Stock received Class B Shares on a one-for-one basis. The Class B Shares provide for voting rights only and no economic rights. On December 21, 2018, the holders of Class B Common Stock will be entitled to exchange their shares of Class B Common Stock for Ordinary Shares (on a share-for-share basis) and, upon such exchange, an equal number of Class B Shares held by the exchanging shareholder will be automatically surrendered to the Issuer for no consideration.

The securities described above are held directly by Boulevard Sponsor and indirectly by Marc Lasry, Sonia E. Gardner and Stephen S. Trevor, who are the managers of Boulevard Sponsor. Each of Mr. Lasry, Ms. Gardner and Mr. Trevor disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

CUSIP No. G3206V100	13G

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
See Exhibit 1.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

CUSIP No. G3206V100	13G

Item 10.         Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2018

BOULEVARD ACQUISITION SPONSOR II, LLC

By:	/s/ Sonia E. Gardner
	Name:	Sonia E. Gardner
	Title:	Manager

/s/ Marc Lasry
	Name:	Marc Lasry

/s/ Sonia E. Gardner
	Name:	Sonia E. Gardner

/s/ Stephen S. Trevor
	Name:	Stephen S. Trevor